UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          ImClone Systems Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    45245W109
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 22, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      5,708,800

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      5,708,800

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,708,800

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.78%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      5,708,800

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      5,708,800

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,708,800

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.78%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      900,800

8  SHARED VOTING POWER
      5,708,800

9  SOLE DISPOSITIVE POWER
      900,800

10 SHARED DISPOSITIVE POWER
      5,708,800

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,609,600

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.85%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      American Real Estate Holdings Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC ,OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      4,244,853

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      4,244,853

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,244,853

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.04%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      American Real Estate Partners L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,244,853

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,244,853

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,244,853

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.04%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      American Property Investors, Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,244,853

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,244,853

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,244,853

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.04%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Beckton Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,244,853

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,244,853

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,244,853

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.04%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Gail Golden

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      15,000

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      15,000

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.02%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D
                                (Amendment No.2)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      a) / /
      b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      10,854,453

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      10,854,453

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.89%

14 TYPE OF REPORTING PERSON
      IN

                            SCHEDULE 13D
                          (Amendment No.2)

Item 1. Security and Issuer

     This statement constitutes Amendment No. 3 to the Schedule 13D relating to the Common Shares, $0.001 par value, (the "Shares"), of ImClone Systems Incorporated, a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on February 14, 2006, as amended by Amendment No.1 filed on April 24, 2006 and Amendment No. 2 filed on August 14, 2006 (as amended by amendment No. 1 and amendment No. 2, the "Original 13D"), on behalf of the Registrants (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The address of the principal executive offices of the Issuer is 180 Varick Street, New York, New York 10014.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and restated as follows:

     As of the  time  of  this  filing,  the  aggregate  purchase  price  of the
10,854,453 Shares owned by Icahn Group was $366,064,393.67 (including commissions). The source of funding for the purchase of these Shares was general working capital of Barberry, High River, and AREH, and pursuant to margin accounts in the regular course of business. As of the time of this filing, the aggregate purchase price of the 15,000 Shares purchased by Ms. Golden was $663,569.97 (including commissions). The source of funding for the purchase of these Shares were personal funds of Ms. Golden.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding the following:

     The Board of Directors of Issuer, following discussions between Carl Icahn and representatives of Issuer, offered to have Mr. Icahn, Alex Denner, who is a current member of the Board and who has just become an employee of one of Mr. Icahn's entities, and two persons recommended to the Issuer by Mr. Icahn, Dr. Charles Woler and Dr. Richard Mulligan, be on the management slate of director nominees for the 2006 annual stockholders meeting of Issuer.

     Mr. Icahn has agreed to accept management's offer in order to avoid a possible proxy contest which he agrees with Issuer would be disruptive to Issuer and therefore very damaging to it.

     During those discussions, Mr. Icahn stressed to Issuer's Chairman of the Board, that it is Mr. Icahn's belief that the current Board is far less than ideal, that the Chairman should not be reelected Chairman, and that Mr. Icahn would oppose his reelection as Chairman.

     In addition, Mr. Icahn indicated that he strongly believes it would be a major error for Issuer to enter into a long-term agreement with its current temporary Chief Executive Officer as that would send a bad signal to Issuer's employees and stockholders given that Mr. Icahn believes that Issuer's CEO should have a significantly stronger background in biotechnology. In Mr. Icahn's view, a major problem for Issuer during the past approximately three years was that Issuer's CEOs did not have that requisite background. In any event, Mr. Icahn favors having the new Board of Directors make the determination as to the CEO's contract. Mr. Icahn intends, if elected, to seek to be a member of the committee of the Board which conducts the search for the new Chief Executive Officer.

     As part of Issuer's offer, Issuer agreed that if it breached its agreement to add the nominees and either did not add all of them or otherwise withdrew the recommendation that they be elected as part of management's slate, Issuer would give Registrants notice of same. In that case Issuer would afford Registrants 48 hours to give Issuer notice that it wished to propose an alternate slate of nominees and would postpone the meeting so that Registrants would have 28 days from the notice to Registrants to conduct a proxy contest should they desire to do so. A copy of the relevant portions of exchanged e-mails is included as an exhibit hereto and made part hereof. Registrants have not finally determined whether, in those circumstances, it would conduct such a contest, but reserve the right to do so or take any other action available to them.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     (a) As of the time of this filing: (i) the Icahn Group may be deemed to beneficially own, in the aggregate, 10,854,453 Shares, representing approximately 12.89% of the Issuer's outstanding Shares; and (ii) Ms. Golden owns 15,000 Shares representing approximately 0.02% of the Issuer's outstanding Shares in each case (based upon the 84,217,766 Shares stated to be outstanding as of August 1, 2006 by the Issuer in the Issuer's Form 10Q filed with the Securities and Exchange Commission on August 4, 2006).

     (b) Each of Barberry and Hopper by virtue of their relationship to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 5,708,800 Shares which High River owns. Each of Barberry and Hopper disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Barberry, Hopper and High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 900,800 Shares which Barberry owns and the 5,708,800 Shares which High River owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 15,000 Shares which Ms. Golden owns. Mr. Icahn disclaims beneficial ownership of such Shares for all purposes.

     Each of Mr. Icahn, Beckton, API, and AREP, by virtue of their relationship to AREH (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 4,244,853 Shares that AREH owns. Each of Mr. Icahn, Beckton, API, and AREP disclaim beneficial ownership of such Shares for all other purposes.

     (c) The following transactions with respect to the Shares were effected during the past sixty (60) days by the Registrants. All such transactions were effected in the over-the-counter market.


                         No. of Shares   Price Per Share
Name              Date   Purchased       (including commissions)
----              ----   ---------       -----------------------

AREH            8/14/06  97,768          28.68
--------------- -------- --------------- ------------------------
AREH            8/15/06  104,028         28.47
--------------- -------- --------------- ------------------------
AREH            8/16/06  40,758          28.97
--------------- -------- --------------- ------------------------
AREH            8/17/06  30,152          29.56
--------------- -------- --------------- ------------------------
AREH            8/18/06  46,610          29.98
--------------- -------- --------------- ------------------------
AREH            8/21/06  8,995           29.97
--------------- -------- --------------- ------------------------
AREH            8/22/06  29,738          29.98
--------------- -------- --------------- ------------------------
AREH            8/22/06  39,107          30.00
--------------- -------- --------------- ------------------------
High River      8/14/06  152,232         28.68
--------------- -------- --------------- ------------------------
High River      8/15/06  161,981         28.47
--------------- -------- --------------- ------------------------
High River      8/16/06  63,464          28.97
--------------- -------- --------------- ------------------------
High River      8/17/06  46,948          29.56
--------------- -------- --------------- ------------------------
High River      8/18/06  72,577          29.98
--------------- -------- --------------- ------------------------
High River      8/21/06  14,005          29.97
--------------- -------- --------------- ------------------------
High River      8/22/06  46,304          29.98
--------------- -------- --------------- ------------------------
High River      8/22/06  60,893          30.00


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 is hereby amended and restated as follows:

     Except as set forth in Item 4, none of the Registrants have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     1. Emails referred to in Item 4 and attached hereto as Exhibit 1.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2006


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:  American Property Investors, Inc., general partner

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Vice Chairman


AMERICAN REAL ESTATE PARTNERS, L.P.
By:  American Property Investors, Inc., general partner

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Vice Chairman


AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Keith Meister
     -----------------
     Name:  Keith Meister
     Title: Vice Chairman


BECKTON CORP.

By:  /s/ Keith Cozza
     ---------------
     Name:  Keith Cozza
     Title: Secretary

          [Signature Page of Schedule 13D Amendment No. 3 Re: Imclone]

BARBERRY CORP.

By:  /s/ Keith Cozza
     ---------------
     Name:  Keith Cozza
     Title: Secretary


HOPPER INVESTMENTS LLC
By:  Barberry Corp., sole member

  By:  /s/ Keith Cozza
       ---------------
       Name:  Keith Cozza
       Title: Secretary


HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner
  By:  Barberry Corp., sole member

    By:  /s/ Keith Cozza
         ---------------
         Name:  Keith Cozza
         Title: Secretary

          [Signature Page of Schedule 13D Amendment No. 3 Re: Imclone]

                                    EXHIBIT 1
                                    ---------

From: Marc Weitzen
Sent: Wednesday, August 23, 2006 2:46 PM
To: 'Victor I LEWKOW'
Subject: RE: Board approval

Mr. Icahn has authorized me to tell you that he agrees to same and will not be making any nominations today. He therefore understands that the balance of your email regarding the Company's agreement in the event that it breaches its agreement is now in effect. Marc Weitzen, General Counsel Phone: 212-702-4388
Mobile: 917-494-0461 e-mail: mweitzen@sfire.com


From: Victor I LEWKOW [mailto:vlewkow@cgsh.com]
Sent: Wednesday, August 23, 2006 2:29 PM
To: Marc Weitzen
Cc: kiesd@sullcrom.com; Lillian Rice; erik.ramanathan@imclone.com
Subject: Board approval


I confirm that the ImClone Board adopted a resolution today that they will include Carl Icahn, Alex Denner, Charles Woler and Richard Mulligan on the slate of nominees for the 2006 Annual Meeting, and agreeing that if Mr. Icahn agrees to same and thus does not make any nominations today, then the Board agrees not to withdraw or remove any of those four individuals from that slate and if it nevertheless breaches this agreement and withdraws its recommendation of the slate containing those four individuals or never includes them in the actual slate in the proxy statement or removes any of them from the recommended slate, then the Company will do what is necessary so Mr. Icahn then has at least 48 hours to make nominations and will delay or adjourn the annual meeting so that the vote does not take place for at least 28 days from the time the Company gives Mr. Icahn notice that the Company has changed the recommendation or withdrawn it or removed any of those nominees form the slate.


[REDACTED]


Vic

******************* Victor Lewkow Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Tel: 212-225-2370 Fax (General): 212-225-3999 Fax (Alternate): 212 693-9773 e-mail: vlewkow@cgsh.com This message is being sent from a law firm and may contain confidential or privileged information. If you are not the intended recipient, please advise the sender immediately by reply e-mail and delete this message and any attachments without retaining a copy.